FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number 001-15266

BANK OF CHILE (Translation of registrant's name into English)
Ahumada 251 Santiago, Chile (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         ☒           Form 40-F         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐         No          ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local Stock Exchanges, informing of the resolutions adopted by Banco de Chile’s Board of Directors in a meeting held on January 27th, 2022, whereby it was resolved to schedule an Ordinary Shareholders Meeting, to be held on March 17, 2022, with the purpose of approving the distribution as dividends of 68.1% of the net income obtained during the fiscal year ending on December 31, 2021.

Santiago, January 27th, 2022

Mr. Joaquín Cortez Huerta

President

Financial Market Commission

Present

Ref: Essential Information

Mr. President:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Regulation for Banks and Financial Institutions, I inform you as Essential Information, that in the Ordinary Meeting No. BCH 2,962 held on January 27th, 2022, the Board of Directors of Banco de Chile resolved to call an Ordinary Shareholders Meeting to be held on March 17, 2022, with the purpose of proposing, among other matters, the following:

1.-	The following net income distribution for the fiscal year ended on December 31, 2021:

a)	Deduct and retain from the net income obtained during such fiscal year, an amount equal to the correction of the paid capital value and reserves according to the Consumer Price Index variation occurred between November 2020 and November 2021, for an amount of CLP253,093,655,744, which will be added to the account of retained net income from previous fiscal years.

b)	Distribute as dividend the remaining net income, corresponding a dividend of CLP5.34393608948 per each one of the 101,017,081,114 Bank shares.

Thus, a distribution of 68.1% of the net income for the fiscal year ended on December 31, 2021, will be proposed as dividend.

2.-	That the shareholders who deem it appropriate, express their option to apply all or part of their dividend to the optional and transitory tax regime that contemplates the payment of a substitute tax for the final taxes, denominated ISFUT, in accordance with the provisions of transitory article 25 of Law No. 21,210. The manner and period in which this option can be exercised will be informed timely.

3.-	The dividend, if approved by the Ordinary Shareholders Meeting, will be paid on March 31, 2022.

Sincerely,

Eduardo Ebensperger Orrego
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27th, 2022.

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO